Exhibit 99.13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Background

This Management’s Discussion and Analysis (“MD&A”), prepared as of November 13, 2017, should be read in conjunction with the condensed consolidated interim financial statements (“financial statements”) and the notes thereto of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”) for the nine months ended September 30, 2017, and the audited consolidated financial statements and notes thereto of Lithium Americas for the fifteen months ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Refer to Notes 2 and 3 of the audited consolidated financial statements for the fifteen months ended December 31, 2016, for disclosure of the Company’s significant accounting policies. All amounts are expressed in United States dollars, unless otherwise stated. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

Significant Updates on Company’s Projects from the Start of Fiscal Year

Cauchari-Olaroz :

•	The Cauchari-Olaroz project remains on schedule to begin production in 2019.

•

US$48.6 million has been advanced to Minera Exar year-to-date by the joint venture partners (including US$24.3 million by the Company) in the form of loans and equity contributions to fund exploration, construction and development.

•

Development activities continue with the advancement of detailed engineering, camp construction, design and supplies purchases. Pond contractor was selected and construction is targeted to begin in Q4 2017. Earth works, production well drilling and hydrological testing are underway.

•

On May 11, 2017, a National Instrument 43-101 (“NI 43-101”) technical report that summarizes the Stage 1 DFS (as defined below) was filed on SEDAR (http://www.sedar.com). The Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project is approximately US$212.5 million before value-added taxes (“VAT”) taxes and working capital.

•

On June 29, 2017, senior executives from Minera Exar, Lithium Americas and SQM (as defined below) attended a meeting in Buenos Aires with government officials from Argentina, including the President of Argentina, Mauricio Macri, and the Governor of the Province of Jujuy, Gerardo Morales. All parties reaffirmed their commitment to support the development of the Cauchari-Olaroz project.

Lithium Nevada:

•	Assembled a strong technical team with experience in the lithium industry, project engineering, geology and permitting.

•	Advancing a scalable process to produce lithium hydroxide from lithium-bearing claystone.

•

Conducting an exploration program with the objectives of increasing the confidence of the identified resource, potentially expanding the size of the resource, and better understanding the areas that are unconfined by drilling.

•	Engaged The Advisian WorleyParsons Group (“WorleyParsons”) to complete a NI 43-101 Preliminary Feasibility Study (PFS) by the end of Q2 2018.

•	Approved budget of US$10.5 million through to Q3 2018.

•	Examining future strategic partnership/financing alternatives to collaborate on and develop the Lithium Nevada project.

RheoMinerals:

•

RheoMinerals (as defined below) is experiencing a significant increase in sales to oilfield service companies since the start of commercial operations at Fernley plant in Nevada in April 2016. The sales for the nine months ended September 30, 2017 reached US$3.8 million (2016 period- US$0.6 million).

•	RheoMinerals continues the development of environmental and other products.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Corporate:

•

On May 10, 2017, Gabriel Rubacha was appointed President of South American Operations. Mr. Rubacha is a director of Lithium Americas and was previously the Commercial Director of Techint Engineering and Construction S.A.

•

On June 7, 2017, Wang Xiaoshen and Jonathan Evans were appointed to Lithium Americas’ Board of Directors. Mr. Wang is currently Vice Chairman and Executive Vice President of Jiangxi Ganfeng Lithium Co. Ltd. Mr. Evans has more than 20 years of operations and general management experience and was previously Vice President and GM for the Lithium Division at FMC Corporation.

•

On June 7, 2017, the Company announced the closing of the investment agreement with Ganfeng Lithium (“Ganfeng Lithium investment agreement”). Pursuant to the investment agreement, Ganfeng Lithium agreed to provide Lithium Americas with an aggregate of approximately US$172 million in equity and debt financing.

•	On June 28, 2017, Gary Cohn was appointed to Lithium Americas’ Board of Directors. Mr. Cohn was previously employed with Magna International Inc. overseeing mergers and acquisitions.

•

In July 2017, the Company closed the investment agreement (Bangchak investment agreement”) with Bangchak Corporation Public Company Limited (“Bangchak”). Pursuant to the Bangchak investment agreement, Bangchak has agreed to provide Lithium Americas with an aggregate of approximately US$113 million in equity and debt financing primarily to fund a portion of the Company’s share of construction costs for the Cauchari-Olaroz lithium project. The parties also executed an investor rights agreement in which a nominee of Bangchak is entitled to be appointed to the Board of Directors.

•	On July 17, 2017, the Company appointed Chaiwat Kovavisarach, the CEO of Bangchak, to the Board of Directors.

•	As a result of the closing of the Ganfeng Lithium and Bangchak investment agreements, the Company has US$205 million in undrawn debt facilities.

•

On August 15, 2017, the Company appointed Alexi Zawadzki as the President of North American Operations. Alexi has over 20 years of experience developing and constructing mining and energy projects across North and South America, in addition to the management of technical teams and business units.

•	As at September 30, 2017, the Company had US$73.2 million in cash and cash equivalents.

•

On November 3, 2017, the Company announced that it has applied to list its common shares on the NYSE American stock exchange. In connection with the planned U.S. listing, the Company has effected a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares, effective November 8, 2017.

Company Overview

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products from its plant located in Fernley, Nevada.

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A., a subsidiary of Sociedad Quimica y Minera de Chile S.A. (“SQM”) to form a 50/50 joint venture (the “Joint Venture”) on the Cauchari-Olaroz project. The Company’s former wholly-owned subsidiary Minera Exar S.A. (“Minera Exar”) was used for formation of the Joint Venture. The Cauchari-Olaroz project is a lithium brine project.

The Lithium Nevada project is a clay-based lithium project and has been the subject of extensive exploration and processing development work. The Company has recently expanded its technical team and is currently in the process of advancing permitting and exploration, in addition to the development of innovative lithium extraction and processing technologies that build on previous successful piloting studies for this project.

The Company is advancing both of its lithium projects with the intention of delivering lithium products for the growing lithium ion battery sector. Lithium Americas intends for its lithium business to become significant contributor to the global lithium supply chain.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

In addition, the Company’s wholly-owned subsidiary RheoMinerals Inc. (“RheoMinerals”) operates an organoclay plant located in Fernley, Nevada, USA and manufactures specialty organoclay products, derived from clays. RheoMinerals’ products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office is located at Suite 1100-355 Burrard Street, Vancouver, BC, Canada, V6C 2G8. The Company trades in Canada on the Toronto Stock Exchange under the symbol “LAC” and in the US on OTCQX under the symbol “LACDF”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. (formerly Western Lithium Corp.) and RheoMinerals Inc. (formerly Hectatone Inc.) and in Argentina through the Joint Venture. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.

Description of Business

Cauchari-Olaroz Project, Jujuy Province, Argentina

The Joint Venture with SQM began to advance the Cauchari-Olaroz project immediately after the closing of the transaction on March 28, 2016, and the operating team is continuing to progress the work plan. The Joint Venture is strongly committed to advancing the Cauchari-Olaroz project as expediently as possible and an organization was put in place, with the support from both Joint Venture partners, for the execution and management of the operation. Stage 1 of the project is on schedule to commence commerical production by 2019. The project is fully permitted and construciton is underway.

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of the production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

JEMSE Arrangement

The Joint Venture has granted a right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one-third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only commence once all commitments related to the project and its financing have been met.

Updated Feasibility Study

On March 29, 2017 the Company announced results of a Definitive Feasibility Study (the “Stage 1 DFS”) on the first stage of the Cauchari-Olaroz project.

Unless otherwise stated, all figures are quoted in U.S. dollars (“$”) and are reported on a 100% equity project basis.

Highlights of the Stage 1 DFS:

•	Average annual production of 25,000 tonnes of battery-grade lithium carbonate over a 40-year project life

•	Estimated construction capital cost of $425 million, before working capital and VAT

•	Average operating costs of $2,495/t of battery-grade lithium carbonate produced

•	Average annual EBITDA of $233 million, after-tax NPV of $803 million (at a 10% discount rate) and after-tax IRR of 28.4% assuming a price of $12,000/t of battery-grade lithium carbonate sold

•	Creation of at least 260 permanent jobs during the 40 years of operations and employment of at least 800 people during the 2-year construction period

•	Government confirmation of all necessary permits to commence construction and operate.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Joint Venture is pursuing a development plan at the Cauchari-Olaroz project for production capacity of 50,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate (“Li2CO3”) in two stages, with each stage consisting of 25,000 tpa of Li2CO3. The Stage 1 DFS covers the first stage (“Stage 1”) and the plant for Stage 1 has been engineered to integrate production from the second stage (“Stage 2”). No estimated financial results or reserve estimate associated with Stage 2 are included in the Stage 1 DFS. The results of the Stage 1 DFS are provided below:

Cauchari-Olaroz Stage 1 DFS Results
Stage 1 DFS
Lithium carbonate price	$12,000/t Li2CO3
Average annual production	25,000 tpa Li2CO3
Expected project life	40 years
Project capital costs	$425 million
Operating costs	$2,495/t Li2CO3
Average annual EBITDA	$233 million
Pre-tax NPV 10% discount	$1,266 million
After-tax NPV 10% discount	$803 million
Pre-tax IRR	34.0%
After-tax IRR	28.4%
Payback period	3 years, 5 months

The Company has recently filed a NI 43-101 technical report that summarizes the Stage 1 DFS on SEDAR (http://www.sedar.com) and on the Company’s website (http://www.lithiumamericas.com).

Project Financing

The Company has recently closed two financings with GFL International Co., Ltd., a wholly-owned subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”) and with BCP Innovation Pte Ltd., a wholly-owned subsidiary of Bangchak. Together, Lithium Americas has raised approximately $285 million in debt and equity, providing it with a strong financial position to fund the remaining share of Cauchari-Olaroz’ capital costs alongside its joint venture partner, SQM.

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015 and early 2016 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium. Additionally, the Province of Jujuy, where the project is located, whose administration is of the same political party as the national administration, is very supportive for the development of the project.

Lithium Nevada Project, Nevada, USA

The Company is developing the 100% owned Lithium Nevada project, a clay-based lithium resource in the McDermitt Caldera, through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). Building on years of exploration and testing, a Preliminary Feasibility Study (the “PFS”) on the Lithium Nevada project is expected to be complete by the end of Q2 2018 to demonstrate the economic potential of producing lithium hydroxide from lithium-bearing claystone.

The Lithium Nevada project is advancing a process technology with the objective to produce battery-grade lithium hydroxide from claystone. The flowsheet is designed to use leaching to liberate lithium from the ore, and to apply proven purification technology to produce high-quality lithium compounds. Leaching is believed to be advantageous when compared to previously considered processes as it avoids energy-intensive roasting, significantly reduces tailings volume, and maximizes the recovery of lithium through commercially-viable process technology. Test work is underway at a leading lithium manufacturing facility using a combination of laboratory and existing commercial production equipment. This strategic and cost-effective approach is targeted to advance the testing process towards final design and provides options for future strategic partnership/financing alternatives. Ongoing process test work is currently focused on refinement of the following aspects of the flowsheet: the characterization and beneficiation of ore; optimizing leaching and recovery conditions of lithium from claystone; and purification and production of high-value lithium compounds.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Lithium Nevada project’s lithium clay resource is the largest known lithium resource in the United States, and is unconfined by drilling. An exploration program commenced in 2017 at the Lithium Nevada project (the “2017 Exploration Program”) consisting of drilling and seismic work. The purpose of the 2017 Exploration Program is to increase the confidence of the identified resource, potentially expand the size of the resource, and better understand areas that are unconfined by drilling.

A total of 70 drill targets have been strategically located within, and to the south and to the east, of the Lithium Nevada project’s Zone 1 (previously referred to as Stage 1 in the Company’s June, 2016 technical report entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”), where some of the most highly-concentrated lithium clays in North America have been discovered. The 2017 Exploration Program is fully permitted and is expected to be concluded by early 2018. Seismic work was completed in 2017 and will be analyzed with the drilling data obtained from the 2017 Exploration Program to better understand the geological structures in areas unconfined by drilling to the east of Zone 1 of the Lithium Nevada project. Additional seismic exploration is anticipated to be conducted in 2018. The resource at the Lithium Nevada project is near-surface and in some areas the overburden consists of hectorite clay, which has commercial value in other industries. Due to the soft nature of the claystone, conventional open pit mining using truck and shovel methods is contemplated with blasting not considered a requirement for day-to-day operations.

Mineral Resource Statement for Zone 1 (as of May 31, 2016)(1)(2)

Category	Tonnage (000 t)	Avg. Li (ppm)	Avg. Li (%)	Avg. Li2O (%)	LCE (000 tonnes)
Measured	50,753	3,120	0.312	0.67	843
Indicated	164,046	2,850	0.285	0.61	2,489
Measured and Indicated	214,799	2,910	0.291	0.624	3,332
Inferred	124,890	2,940	0.294	0.63	1,954

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.
2.

Resources presented at a Li% 0.20 [0.431 % Li2O] cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved.

Lithium Nevada is in the process of completing a PFS compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) to demonstrate the economic potential of extracting lithium hydroxide from claystone. The PFS is expected to be completed by the end of Q2 2018. The Advisian WorleyParsons Group (“WorleyParsons”) has been appointed to lead the PFS and project design. WorleyParsons is a global full-service engineering firm with extensive experience in lithium project design, construction, and preparing NI 43-101 compliant reports. WorleyParsons will focus on project infrastructure, mineral processing and metallurgical testing, capital and operating costs and project economics. Mining Plus Pty Ltd., a sub-contractor to WorleyParsons, will focus on potential mineral reserve estimates and mining methods. Mining Plus is a fully integrated global mining consultancy that has experience in open pit mining, including the development and operation of large-scale lithium mining projects in Australia.

Additional baseline environmental surveys are expected to begin in early 2018 with the major mine plan permit application expected to be initiated in H2 2018. Lithium Nevada has existing fully-certificated water rights within the Quinn River Valley (located 25 km east of the proposed mine site at the Lithium Nevada project) totaling approximately 1,000 acre-feet annually, which is expected to be sufficient for a large-scale lithium mine and processing facility.

Consistent with Lithium Americas’ focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno (“UNR”) have founded the Rangeland Rehabilitation Research Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund will be administered by UNR. Lithium Nevada is providing the seed financing to kick-start the long-term initiative and is entitled to one nominee on the Fund’s board of directors. It is expected that other industry partners will participate and expand the research program.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Anticipated Work Program and Timeline:

•	Q4 2017 / Q1 2018 – complete 2017 Exploration Program.

•	Q1 2018 – finalize process testing.

•	Q1 2018 – advance additional baseline environmental surveys.

•	Q2 2018 – complete PFS, including updated resource and reserve estimates.

•	H2 2018 – initiate major mine plan permitting.

•	H2 2018 – commence detailed engineering.

Lithium Americas’ Board of Directors have approved a budget of US$10.5 million to fund the Lithium Nevada project through to Q3 2018. In addition, the Company is examining future strategic partnership/financing alternatives to collaborate and develop the Lithium Nevada project.

RheoMinerals Business

The organoclay plant, operated by the Company’s wholly-owned subsidiary RheoMinerals, located in Fernley, Nevada, was completed and ready for intended use on April 1, 2016. Accordingly, sales and costs of sales are recorded in respect of these operations commencing April 1, 2016. Prior to April 1, 2016, sales of organoclay product of $0.7 million were accounted for as a reduction of the capitalized costs of organoclay property, plant and equipment. From April 1, 2016 to December 31, 2016 the Company reported $1.2 million in organoclay sales and $3.8 million during the nine months ended September 30, 2017. Most of RheoMinerals’ sales during the nine months ended September 30, 2017 were to oil and gas service sector customers.

In addition to clays for use in the oil and gas sector, RheoMinerals is a certified vendor with a Fortune 500 industrial group to sell its products internationally to the animal feed market as mycotoxin binders. RheoMinerals is also collaborating with industry participants on a specialty organophilic clay product for environmental applications. The product will service the existing market to remove organic compounds from industrial wastewater effluent.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Delmon Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services, and is a leading local supplier of oilfield minerals and chemicals to Saudi Aramco. Under this agreement, RheoMinerals will collaborate with Delmon in the design and construction of a manufacturing facility (the “Delmon Plant”) for specialty additives used in oil based drilling fluids. The initial product offering will include organophilic bentonite and organophilic lignite products. RheoMinerals will receive $1.2 million (includes $0.3 million received in 2016 and $0.3 million received in Q3 2017) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel. Under the Delmon Agreement, RheoMinerals will also receive royalties from the future Delmon Plant production. Delmon expects to commission the new facility in 2018.

Change in Fiscal Year End

The Company has changed its fiscal year end from September 30 to December 31, effective 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

Selected Financial Information

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Summary of Selected Assets and Quarterly Results

	2017			2016
	Q3	Q2	Q1	Q5	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	118,462	86,017	48,517	45,301	50,537	53,845	57,664	57,876
Investment in Joint Venture	7,981	7,507	11,649	13,136	16,074	17,673	18,163	—
Property, plant and equipment	18,078	17,876	18,066	18,502	18,618	18,862	19,164	18,932
Working capital	73,804	50,923	9,620	8,593	11,260	13,384	13,667	2,532
Organoclay sales	1,059	1,612	1,167	534	452	168	—	—
Expenses	(10,466)	(7,969)	(4,390)	(5,308)	(3,651)	(3,276)	(2,743)	(2,707)
Net loss for the period	(12,759)	(9,726)	(4,960)	(5,598)	(3,723)	(3,766)	(11,366)	(3,272)
Basic loss per common share	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)
Diluted loss per common share	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)

Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

*	2016 had five quarters due to the change in year end from September 30 to December 31 during the year.

Total Assets

The Company’s total assets increased by $32,445 in Q3 2017 compared to Q2 2017 mostly due to the proceeds of $33,539 received under the terms of the investment agreement with Bangchak.

The Company’s total assets increased by $37,500 in Q2 2017 compared to Q1 2017 mostly due to the net proceeds of $39,485 received under the terms of the investment agreement with GFL International Co., Ltd (“Ganfeng”).

The Company’s total assets increased by $3,216 in Q1 2017 compared to Q5 2016 mostly due to net proceeds of $7,233 received from the equity financing made by Ganfeng, partially offset by $4,390 of expenses incurred during the period.

Investment in Joint Venture

The increase in the investment in the Joint Venture in Q2 2016 is due to the completion of the transaction with SQM which closed on March 28, 2016.

The changes in investment in the Joint Venture since the initial contribution are as follows:

Initial contribution to Joint Venture – March 28,2016	$
50% of net asset value of Minera Exar	13,276
50% of contribution for Joint Venture project development	5,000
Total initial contribution	18,276
Share of loss of Joint Venture	(3,987)
Translation adjustment	(1,153)
Investment in Joint Venture – December 31, 2016	13,136
Share of loss of Joint Venture – for the nine months ended September 30, 2017	(4,452)
Translation adjustment – for the nine months ended September 30, 2017	(858)
Contribution to Joint Venture by LAC	283
Elimination of unrealized interest on loans to Joint Venture	(128)
Investment in Joint Venture – September 30, 2017	7,981

As at September 30, 2017 the aggregate amount of assets and liabilities in the Joint Venture were $45,609 and $29,958 respectively, and the loss for the nine months ended September 30, 2017 was $8,904.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Property, Plant and Equipment

Most of the Company’s property, plant and equipment amounts relate to the RheoMinerals organoclay plant. The plant was constructed during 2014 and considered to be completed and ready for intended use on April 1, 2016. Sales and costs of sales for the organoclay plant were recorded commencing April 1, 2016.

Working Capital

The increase in working capital of $22,881 in Q3 2017 is mostly attributable to the gross proceeds of $33,539 received in connection with the Bangchak investment agreement, net of financings costs of $1,013, proceeds of $953 received from the stock option and warrant exercises and proceeds of $300 received under the Delmon Agreement. These amounts were partially offset by a $6,000 loan provided to the Joint Venture, general and administrative expenses, the annual claim fees paid to the Bureau of Land Management, costs capitalized to property, plant, and equipment, and an increase in accounts payable.

The increase in working capital of $41,303 in Q2 2017 is mostly attributable to the net proceeds of $39,485 received in connection with the Ganfeng Lithium investment agreement and $3,519 received from the stock option and warrant exercises, partially offset by general and administrative expenses.

The increase in working capital of $1,027 in Q1 2017 is mostly attributable to the net proceeds of $7,233 received in connection with the Ganfeng Lithium investment agreement and $550 received from the stock option and warrant exercises, partially offset by a $5,000 loan provided to the Joint Venture and general and administrative expenses. In Q1 2017, the Company reclassified $833 escrow deposit from its non-current assets to current assets. The $833 deposit released from escrow was received in April 2017.

The increase in working capital of $11,135 in Q2 2016 is mostly attributable to the $13,333 receivable from the Joint Venture, which was formed on March 28, 2016.

Organoclay Sales

The Company started to recognize revenues from organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status.

Expenses and Net Loss

The increase in the Company’s expenses in Q3 2017 compared to Q2 2017 was primarily due to an increase in exploration expeditures incurred as a result of the increase in activity on the Lithium Nevada project, an increase in salaries, benefits, and directors’ fees expense due to executive bonuses awarded in Q3 2017, and an increase in stock-based compensation expense due to new stock options and restricted share grants in Q3 2017. The increase in the Company’s foreign exchange loss was due to the strengthening of the Canadian dollar against the US dollar during the period. The Company holds most of its cash in US currency.

The increase in the Company’s expenses in Q2 2017 compared to Q1 2017 was primarily due to an increase in the Company’s share of loss in the Joint Venture due to the increase in activity on the Cauchari-Olaroz project and to an increase in stock-based compensation expense due to new stock options and restricted share grants in Q2 2017.

The decrease in the Company’s expenses in Q1 2017 compared to Q5 2016 was primarily due to a decrease in the Company’s share of loss in the Joint Venture and lower stock-based compensation expense.

The increase in the Company’s expenses in Q5 2016, compared to Q4 2016 was mostly due to increase in consulting fees, legal expenses, marketing, and wages and salaries due to an increase in corporate activities and increase in the number of employees.

The increase in the Company’s expenses in Q4 2016 and Q3 2016, compared to other quarters was primarily due to increases in the Company’s share of loss in Joint Venture, which was formed on March 28, 2016. The increase in the Company’s share of loss in the Joint Venture from quarter to quarter was due to the increased level of exploration activities on the Cauchari-Olaroz project.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Included in Q3 2017 other income is $300 of proceeds received under the Delmon Agreement.

Included in Q1 2017 other losses is RheoMinerals’ equipment write down of $369 and Lithium Nevada’s property costs write off of $49. In Q2 2016, the Company recorded a loss of $8,979 on the sale of 50% of its equity interest in Minera Exar to SQM mainly due to $15,098 of cumulative exchange differences (“CTA”) in Minera Exar. In March 2016, the Company received a favorable court judgement on the litigation between the Company and a former officer and reversed a previously recorded provision of $544 included in accounts payable and accrued liabilities and recorded the reversal as a gain in other income (loss).

Results of Operations – Nine Months Ended September 30, 2017

For the nine months ended September 30, 2017, the Company reported a net loss of $27,445 compared to a net loss of $18,855 for the nine months ended September 30, 2016, of which a $1,162 gross loss (2016 – $612) is attributed to organoclay sales, $22,825 (2016 – $9,596) is attributed to expenses, and a loss of $3,458 (2016 – $8,647) is attributed to other items discussed in the summary of the quarterly results.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in the period ended September 30, 2017 was $3,838 (2016-$620), with related production costs of $4,295 (2016 – $1,045), and depreciation expense of $705 (2016 – $187), resulting in gross loss from organoclay sales of $1,162 (2016 – $612).

Expenses

Exploration expenditures of $2,623 (2016 – $1,729) includes expenditures incurred for the Lithium Nevada project of $2,152 (2016 – $1,263) and $471 (2016 – $466) in expenditures incurred directly by the Company related to the Cauchari-Olaroz project. The increase in the Company’s exploration expenditures from quarter to quarter is mostly due to advancing the Lithium Nevada project.

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay products development.

Loss from the Joint Venture of $4,452 (2016 – $1,372) represents the Company’s share of the Joint Venture expenses for the Cauchari-Olaroz project. The increase in the Company’s share of the Joint Venture expenses was due to the increase in activity on the Cauchari-Olaroz project.

Stock-based compensation of $9,729 (2016 – $2,307) is a non-cash expense and consists of the $3,017 estimated fair value of stock options vested during the period and the $6,712 fair market value of restricted shares. During the period ended September 30, 2017, the Company granted 14,975 stock options and 7,845 restricted shares to its directors, executive officers, and employees.

Results of Operations – Nine Months Ended September 30, 2017

Included in General and Administrative expenses of $5,334 (2016 – $3,858):

•	Marketing expenses of $411 (2016 – $513) include salaries, travel expenses, and other miscellaneous expenses of RheoMinerals marketing staff;

•	Office expenses of $498 (2016 – $464) include Vancouver, Reno, Toronto, and Buenos Aires offices rent, insurance, IT, telephone and other related expenses and general office expenses;

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

•

Professional fees of $571 (2016 – $420) consist of legal fees of $256 (2016 – $224), consulting fees of $159 (2016 – $130), public relations fees of $79 (2016 – $23), and accounting fees of $77 (2016 – $43). The increase is due to an increase in corporate activities;

•

Salaries and benefits of $3,093 (2016 – $1,620) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to hiring new employees in 2017 and awarding bonuses to the Company’s two senior executives upon completion of the Bangchak and Ganfeng financings in Q3 2017;

•	Travel and conferences of $565 (2016 – $251). The increase is due to an increase in corporate activities.

Results of Operations – Three Months Ended September 30, 2017

For the three months ended September 30, 2017, the Company reported a loss of $12,759 compared to a loss of $3,723 for the three months ended September 30, 2016 (“2016 period”), of which a $516 loss (2016 period – $303) is attributed to organoclay sales, $10,466 (2016 period – $3,651) is attributed to expenses, and a loss of $1,777 (2016 period – income of $231) is attributed to other items discussed in the summary of the quarterly results.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in Q3 2017 were $1,059 (2016 period – $452), wih related production costs of $1,416 (2016 period – $628) and depreciation expense of $159 (2016 period – $127), resulting in gross loss from organoclay sales of $516 (2016 period – $303). The decrease in the Company’s sales and the increase in gross loss in Q3 2017 compared to Q2 2017 was due to a temprorary shutdown of the Company’s organoclay plant due to equipment replacement. The Company’s sales increased from $534 in Q5 2016 to $1,167 in Q1 2017, and to $1,633 in Q2 2017.

Expenses

Exploration expenditures of $1,231 (2016 period – $676) includes expenditures incurred for the Lithium Nevada project. The increase in the Company’s exploration expenditures is due to advancing of the Lithium Nevada project.

Organoclay research and development costs are consistent from period to period and include costs of operating a small research team and lab for new organoclay products development.

In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased in Q3 2017 compared to prior quarter as the majority of costs were capitalized as project development costs. In addition, the Company recoqnized its share of the Joint Venture’s VAT and other taxes receivable which resulted in the Company’s share of Q3 2017 income in the Joint Venture of $776.

Stock-based compensation of $7,139 (2016 period – $463) is a non-cash expense and consists of the $2,015 estimated fair value of stock options vested during the period and the $5,124 fair market value of restricted shares issued during the period. In Q3 2017, the Company granted 9,300 stock options and 4,120 restricted shares to its directors, executive officers, and employees.

Included in General and Administrative expenses of $2,762 (2016 period – $1,180):

•	Marketing expenses of $155 (2016 period – $164) include salaries, travel expenses, and other miscellaneous expenses of RheoMinerals marketing staff;

•	Office expenses of $183 (2016 period – $183) include Vancouver, Reno, Toronto, and Buenos Aires office rent, insurance, IT, telephone and other related expenses and general office expenses;

•	Professional fees of $167 (2016 period – $122) include legal, consulting, public relations, and accounting fees;

•	Salaries and benefits of $2,011 (2016 period – $504) include salaries and benefits for the Company’s employees.

Convertible security accretion in 2016 period was $140. In 2016 period, the Company repaid the remaining balance of the convertible security note.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Company recognized in Q3 2017 a foreign exchange loss of $2,347 (2016 period – income $211). The increase in the Company’s foreign exchange loss was due to the strengthening of Canadian dollar against US dollar during the period. The Company holds most of its cash in US currency.

Liquidity and Capital Resources

Cash Flow Highlights	Nine months ended September 30,
	2017 $	2016 $
Cash used in operating activities	(7,886)	(7,606)
Cash (used in)/provided by investing activities	(11,650)	11,276
Cash provided by financing activities	84,222	3,616
Effect of foreign exchange on cash	466	77
Change in cash and cash equivalents	65,152	7,363
Cash and cash equivalents - beginning of period	8,056	2,646
Cash and cash equivalents - end of period	73,208	10,009

As at September 30, 2017, the Company had cash and cash equivalents of $73,208 and working capital of $73,804 compared to cash and cash equivalents of $8,056 and working capital of $8,593 on December 31, 2016.

On January 27, 2017, pursuant to the Ganfeng Lithium investment agreement, the Company issued to Ganfeng 11,250 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$9,563 ($7,297). On June 7, 2017, the Company issued to Ganfeng an additional 63,750 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$54,188 ($40,163).

On July 14, 2017, pursuant to the Bangchak investment agreement, the Company issued to Bangchak 50,000 common shares at a price of CDN$0.85 per common share, for an aggregate cash subscription of CDN$42,500 ($33,539).

The Company incurred related financing costs of $3,503 of which $1,755 related to equity portion of the financings were recorded as share issuance costs and $1,748 related to future debt financings are deferred and will be amortized over the terms of the loans. $1,598 of the incurred financing costs are included in accounts payable and accrued liabilities on September 30, 2017.

In January 2016, the Company received $3,500 from a non-brokered private placement of subscription receipts and incurred related costs of $42.

In April 2016, the Company received $14,754 from the Joint Venture, net of $246 transaction costs.

The Company will require additional working capital to continue development of its organoclay business and for further development of its lithium projects. The timing and the amount of RheoMinerals and Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership. Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for the project require unanimous approval.

The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. There can be no assurance that the Company will be successful in obtaining the required financing to develop its projects.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity and capital resources are substantially determined by the success or failure of the exploration and development programs.

The Company does not now nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

Financings

Ganfeng Lithium Investment

During the nine months ended September 30, 2017, the Company completed the investment agreement with Ganfeng Lithium for funding to advance the construction of the Cauchari-Olaroz lithium project.

Pursuant to the Ganfeng Lithium investment agreement:

•	Ganfeng Lithium purchased, by way of a private placement, 75,000 common shares at a price of CDN$0.85 per common share for gross proceeds of CDN$63,750 ($47,460);

•

Ganfeng Lithium will provide to Lithium Americas a $125,000 debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Ganfeng Lithium and the Company have agreed to terms for an offtake entitlement in favour of Ganfeng Lithium for the purchase of up to 80% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Ganfeng Lithium is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

Bangchak Investment

During the nine months ended September 30, 2017, the Company completed the investment agreement with Bangchak for funding to advance the construction of the Cauchari-Olaroz lithium project.

Pursuant to the Bangchak investment agreement:

•	Bangchak purchased, by way of a private placement, 50,000 common shares at a price of CDN$0.85 per common share for gross proceeds of C$42,500 ($33,539);

•

Bangchak will provide to Lithium Americas an $80,000 debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Bangchak and the Company have agreed to terms for an offtake entitlement in favour of Bangchak for the purchase of up to 20% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Bangchak is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

Operating Activities

Net cash used in operating activities during the nine month period ended September 30, 2017, was $7,886 compared to $7,606 net cash used during the nine month period ended September 30, 2016. The significant components of operating activities are discussed in the Results of Operations sections.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Investing Activities

Investing activities required cash of $11,650 during the nine month period ended September 30, 2017, compared to $11,276 cash provided during the nine-month period ended September 30, 2016. The cash used in investing activities was for the additions to property, plant and equipment of $750 (2016 - $228) and additions to exploration and evaluation assets of $495 (2016 - $657). In the period ended September 30, 2017, the Company entered into two loan agreements and advanced $11,000 to Minera Exar. The rate of interest on the first loan with a principal amount of $5,000 is 12-month LIBOR plus 3% and is calculated on the basis of a 360-day year. The maturity date of the loan is two years following the drawdown date. The rate of interest on the second loan with a principal amount of $6,000 is 12-month LIBOR plus 10% and is calculated on the basis of a 360-day year. The maturity date of the loan is fifteen years following the drawdown date. The interest on both loans is accrued on a non–compounding basis. The loans will be used by Minera Exar for mining exploration or mining construction and development purposes.

Financing Activities

During the nine month period ended September 30, 2017, the Company received $47,460 in connection with the Ganfeng investment agreement and $33,539 in connection with the Bangchak investment agreement and incurred costs related to equity portion of financings of $1,755, received $627 (2016—$598) from the exercise of stock options and $4,396 (2016 - $958) from the warrant exercises. $81 of the financing costs related to equity portion of the financings is included in accounts payable and accrued liabilities on September 30, 2017.

During the nine month period ended September 30, 2016, the Company received $3,500 from Bangchak subscription receipt and repaid the remaining balance of $1,653 related to convertible security note. Accounts payable and accrued liabilities related to the Bangchak subscription receipt financing on September 30, 2016, were $250.

Current Share Data

As at the date of this report and after giving effect to the announced share consolidation of five to one which took effect on November 8, 2017, the Company has 88,456 common shares issued and outstanding, 1,211 restricted shares, 41 deferred share units, and 5,284 stock options outstanding.

Related Party Transactions

Up to August 14, 2017, the Company paid its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair. In addition, the Company paid $1 per meeting in cash for Board meetings in excess of six meetings per year.

Effective August 14, 2017, the Company revised the remuneration of its non-executive directors to a base annual fee of $80 per year and an additional $17.5 per year to the Company’s Audit Committee Chair, $12.5 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company will pay $1 per meeting in cash for Board meetings in excess of six meetings per year. The fees will be settled through a combination of cash and the issuance of the DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

There were no contractual or other commitments arising from the related party transactions. The amounts due to related parties are unsecured, non-interest bearing and generally have no specific terms of payment.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Contractual Obligations

As at September 30, 2017, the Company had the following contractual obligations:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Total $

Rent of office spaces	274	378	652
Promissory note for RheoMinerals plant¹	172	833	1,005
Equipment finance leases¹	48	36	84

Total	494	1,247	1,741

¹	Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans and receivables, or other financial liabilities. All financial instruments are initially measured in the statement of financial position at fair value.

Subsequent measurement and changes in fair value will depend on their initial classification. Loans and receivables and other financial liabilities are measured at amortized cost.

Cash and receivables have been designated as loans and receivables and are included in current assets due to their short term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term borrowing, and obligations under finance leases. Accounts payable, accrued liabilities, and the current portion of long-term borrowing and finance leases that is due within twelve months from the financial statement reporting date are included in current liabilities due to their short-term nature. Long-term borrowing and obligations under finance leases are included in long-term liabilities due to their long-term nature.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in notes 4 and 6 of the Company’s December 31, 2016 audited consolidated financial statements and will only be incurred if the Company continues to hold the subject property, starts production or exercises purchase option. The Company’s reclamation bond arrangement is disclosed below.

Decommissioning Provision and Reclamation Bond

The Company estimated the carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities to be $179 for the Lithium Nevada project. The fair value of the liability was determined to be equal to the estimated remediation costs. In May 2014, the Company’s $908 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Significant Accounting Policies

Please refer to the Company’s annual MD&A for the Significant Accounting Policies.

Critical Accounting Estimates and Judgements

Please refer to the Company’s annual MD&A for the Critical Accounting Estimates and Judgements. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the fifteen months ended December 31, 2016, except as follows:

The application of the Company’s accounting policy for exploration and evaluation assets requires judgement in assessing when the commercial viability and technical feasibility of the Cauchari-Olaroz project has been determined, at which point the asset is reclassified to property and equipment. In the judgement of the Company, the commercial viability and technical feasibility of the Cauchari-Olaroz project has been demonstrated effective July 1, 2017.

Risks and Uncertainties

Please refer to the Company’s annual MD&A in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form in the section entitled “Risk Factors” for risks and uncertainties faced by the Company.

New Accounting Standards and Recent Pronouncements

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company is still in the process of assessing the impact of the new standard but does not anticipate the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 was issued in May 2014 by the IASB. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is still in the process of assessing the impact of the new standard but does not expect the adoption of this standard to have a material impact on the timing or amounts of revenue recognized in its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB. According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Changes in Directors and Management

On August 15, 2017, the Company appointed Alexi Zawadzki as the President of North American Operations. Alexi has over 20 years of experience developing and constructing mining and energy projects across North and South America, in addition to the management of technical teams and business units.

John Macken did not stand for re-election at the Company’s AGM on August 14, 2017 and retired from the Board.

On July 17, 2017, Chaiwat Kovavisarach was appointed to Lithium Americas’ Board of Directors. Mr. Kovavisarach is currently Chief Executive Officer of Bangchak.

On June 28, 2017, Gary Cohn was appointed to Lithium America’s Board of Directors. Prior to his recent consulting work on corporate development matters, Mr. Cohn had a lengthy career with Magna International Inc. which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary. He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.

On June 7, 2017, the Company announced the appointment of Wang Xiaoshen and Jonathan Evans to Lithium America’s Board of Directors. Mr. Wang was appointed as the nominee of Jiangxi Ganfeng Lithium Co. Ltd., which has a board nomination right pursuant to the strategic financing with the Company. Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium.

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation. Mr. Evans is currently the Chief Operating Officer of DiversiTech Corporation. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

Coincident with the appointment of Mr. Wang and Mr. Evans to the Board, Lenard Boggio and Nicole Adshead-Bell voluntarily stepped down as directors of the Company.

On May 10, 2017 the Company announced the appointment of Gabriel Rubacha as the Company’s President, South American Operations. Mr. Rubacha was previously the Commercial Director of Techint Engineering and Construction S.A. (“Techint”). Mr. Rubacha continues to serve as a director of the Company and as the Company’s representative on the Board of the Joint Venture company Minera Exar.

Investor Relations

Tom Hodgson, CEO, and John Kanellitsas, President and Vice-Chairman coordinate investor relations activities for the Company.

Interest of Experts

All technical and scientific information discussed in this MD&A in respect of the Cauchari-Olaroz project has been reviewed and approved by Ernest Burga, a consultant of the Company, who is a “Qualified Person” for the purposes of NI 43-101. Detailed descriptions of mineral resource and mineral reserve estimates, data verification and QA/QC programs in respect to the Cauchari-Olaroz project are included in the NI 43-101 compliant technical report summarizing the Stage 1 DFS available on SEDAR (www.sedar.com).

Information on the Zone 1 Mineral Resource Estimate (MRE) in respect of the Lithium Nevada project has been reviewed and approved by Mr. Tim Carew, P.Geo., a “Qualified Person” for the purposes of NI 43-101. Information on data verification performed on the Lithium Nevada project, as well as on known risks that could affect the potential development of the Lithium Nevada project, is contained in Lithium Americas’ most recently filed annual information form and the current technical report for the Lithium Nevada project, all available at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

All other scientific and technical information discussed in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101. Dr. LeBlanc is Lithium Nevada’s Senior Process Development Manager.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this MD&A contains forward-looking statements pertaining to the following: capital expenditure programs; the listing of common shares on the NYSE, estimates of the quality and quantity of the mineral resources and mineral reserves at its mineral properties; development of mineral resources and mineral reserves; treatment under governmental and taxation regimes; expectations regarding the Company’s ability to raise capital; expenditures to be made by the Company on its properties; the Company’s expectations regarding the preparation of a feasibility study for lithium carbonate production at the Lithium Nevada project; the completion of exploration and development work at the Company’s properties, including, but not limited to, the completion of a PFS in respect of the Lithium Nevada project, results of development and advancement work at the Company’s properties; scheduled production at the Cauchari-Olaroz project; the expectation for the development of the Cauchari-Olaroz project through the Joint Venture with SQM; work plans to be conducted by the Company, including expectations with respect to the operational status of, and commercial production at, its Fernley plant; the Company’s plans to introduce certain products to the market; the Company’s ability to source sales contracts for its organoclay products, the Company’s role in the lithium-ion battery sector; and the Company’s contribution to the global supply chain.

With respect to forward-looking statements listed above and contained in this MD&A, the Company has made assumptions regarding, among other things:

•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada, USA and Jujuy Province, Argentina;

•	the ability to obtain regulatory and stock exchange approval in a timely manner;

•	the impact of increasing competition in the lithium business;

•	unpredictable changes to the market prices for lithium and clay-based organoclay products;

•	exploration and development costs for the Cauchari-Olaroz project and the Lithium Nevada project;

•	anticipated results of exploration and development activities;

•	availability of additional financing;

•	the Company’s ability to obtain additional financing on satisfactory terms;

•	the ability to achieve production at any of the Company’s mineral exploration and development properties;

•	preparation of a development plan for lithium carbonate production at the Lithium Nevada project;

•

the market price of organoclay, the Company’s ability to produce RheoMinerals products at a competitive price and to source sales contracts; and the continued growth of the shale gas and ultra-deep oil drilling and lithium industries.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A including the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; geological, technical, drilling or processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and/or joint venture partners; unpredictable weather conditions; unanticipated delays at Fernley plant or in preparing feasibility studies; the ability to manufacture an organoclay product that meets customer requirements; an increase in the costs of manufacturing organoclay, including the costs of any raw materials used in the process; a reduction in the demand for shale or ultra-deep drilling, as well as those risk factors described in the Company’s annual information form in the section entitled “Risk Factors”.

Readers are cautioned that the foregoing lists of risk factors are not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.